BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

08001770

April 3, 2008

SEC
Mail Processing
Section
APR 04 2008
Washington, DC
102

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

SUPPL

Ladies and Gentlemen:

You will find enclosed herewith a copy of the press release issued today with respect to the financial results for the fourth quarter and the year ended January 31, 2008 which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by returning one of the copies of this letter duly stamped by you in the self-addressed envelope attached herewith.

Yours truly,

Roger Carle
Corporate Secretary

PROCESSED
APR 18 2008
THOMSON
FINANCIAL

RC/gd
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

4/17

BOMBARDIER

PRESS RELEASE

BOMBARDIER ANNOUNCES STRONG FINANCIAL RESULTS FOR THE FOURTH QUARTER AND THE YEAR ENDED JANUARY 31, 2008

(All amounts in this press release are in U.S. dollars unless otherwise indicated.)

- **Consolidated revenues of $17.5 billion, compared to $14.9 billion last fiscal year**
- **EBITDA from continuing operations before special items of $1.4 billion, compared to $1.1 billion last fiscal year**
- **EBIT from continuing operations before special items of $902 million, compared to $577 million last fiscal year**
- **EPS from continuing operations before special items of $0.26 per share, compared to $0.14 per share last fiscal year**
- **Net income of $317 million, or $0.16 per share (diluted), compared to $268 million, or $0.14 per share last fiscal year**
- **Free cash flow of $2 billion, compared to $610 million last fiscal year**
- **Long-term debt repayments of $1.1 billion**
- **Payment of discretionary pension contributions of $384 million**
- **Strong cash position at $3.6 billion**
- **Record backlog of $53.6 billion**

Montréal, April 3, 2008 – Bombardier today released robust financial results for the fourth quarter and the year ended January 31, 2008 which showed continued improvement on all fronts. Revenues increased by 18% to reach $17.5 billion. Earnings before financing income, financing expense and income taxes (EBIT), from continuing operations before special items totalled $902 million, compared to $577 million last fiscal year, a 56% increase. EBIT margin from continuing operations before special items at 5.2% compares to last year's 3.9%. Earnings per share (EPS) from continuing operations before special items reached $0.26, compared to $0.14 last fiscal year. Net income reached $317 million, or a diluted EPS of $0.16, compared to a net income of $268 million and an EPS of $0.14. The overall backlog reached a new record high, climbing to $53.6 billion, an increase of $12.9 billion compared to January 31, 2007.

Free cash flow (cash flows from operating activities less net additions to property, plant and equipment) surged by $1.4 billion to reach $2 billion. The cash position increased by $1 billion to reach $3.6 billion, after early repayments of $1.1 billion of long-term debt and payment of discretionary pension fund contributions totalling $384 million.

"The strong popularity of our products constitutes the main driver of this year's success. Our backlog has substantially increased, reaching historically high levels for both groups," said Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, Bombardier Inc.

"Our liquidity position is particularly solid and profitability has continued to increase, as we keep our focus on cost. At Bombardier Aerospace, both business and regional aircraft enjoyed strong demand as demonstrated by an exceptional level of net orders. At Bombardier Transportation, revenues increased by 18% and the order flow was strong, as indicated by another high book-to-bill ratio of 1.5 and the highest backlog in the rail industry. The strengthening of the balance sheet, the strong cash position and large backlog will enable Bombardier to weather current financial market turmoil. We remain committed to improving long-term profitability, maintaining strong liquidity and further strengthening our capital structure in order to regain investment grade status," added Mr. Beaudoin.

Bombardier Aerospace

At Bombardier Aerospace, revenues increased by 17% to a record $9.7 billion, while EBIT rose to $563 million, compared to $322 million for last fiscal year. This produced an EBIT margin of 5.8%, versus last year's 3.9%. Free cash flow more than doubled to $1.7 billion, compared to last year's $814 million.

Bombardier Aerospace's backlog reached a new record level of $22.7 billion, an increase of $9.5 billion compared to January 31, 2007. It was an excellent year with 698 firm orders for business, regional and amphibious aircraft, compared to 363 aircraft last fiscal year. Deliveries also increased to 361 aircraft, versus 326 for the corresponding period last year. For fiscal year 2009, the group expects an increase in business aircraft deliveries along with an improved mix, while regional aircraft deliveries are expected to remain at a similar level compared to fiscal year 2008.

In the business aircraft market, Bombardier Aerospace maintained its leadership with a record 232 deliveries as well as 452 orders, for a book-to-bill ratio of 1.9. Interest for business jets in major emerging markets, such as Russia and Asia, has grown significantly, shifting demand away from the U.S. which now accounts for approximately 30% of the group's new orders.

With the entry into service of the *Learjet 60 XR* and the launch of the all-new *Learjet 85* featuring an all-composite structure, Bombardier Aerospace further strengthened its product portfolio, the most complete in the business aircraft industry.

Regional aircraft orders surged to 238 orders compared to 87 last fiscal year. The introduction of the next generation of the *CRJ700* and *CRJ900* aircraft as well as the launch of the *CRJ1000 NextGen* regional jet have stimulated demand and contributed to 141 regional jet orders for fiscal year 2008, compared to 49 last fiscal year.

Increasing interest for the *Q400* aircraft has generated demand from companies in various countries such as Australia-based Qantas Airways, U.K.'s Flybe and Memphis-based Pinnacle Airlines. As the trend towards larger turboprops continues, Bombardier Aerospace announced, in March 2008, the launch of the *Q400 NextGen* turboprop airliner, pursuing its tradition of innovation.

Bombardier Aerospace continues to work towards reaching an EBIT margin of 8%, now expected by fiscal 2009.

Bombardier Transportation

Bombardier Transportation revenues totalled $7.8 billion, an increase of $1.2 billion over last fiscal year. EBIT before special items reached $339 million, compared to $255 million for last fiscal year. This represents an EBIT margin before special items of 4.4%, versus 3.9% last year. Meanwhile, free cash flow soared to $688 million, an improvement of $593 million over last fiscal year.

Again this year, Bombardier Transportation reported a solid new order intake of $11.3 billion, leading to a book-to-bill ratio of 1.5. The order backlog, net of the recently announced Metronet contract adjustment, stood at $30.9 billion as of January 31, 2008, the highest in the industry.

With its outstanding product and technology portfolio and the renewed demand for environmentally friendly transportation modes, Bombardier Transportation continued to extend its market leadership in diverse regions around the world with orders coming from Canada, Italy, France, Germany and the United Kingdom, to name a few.

The two most important contracts this last fiscal year came from China and India, a clear illustration of the success of Bombardier Transportation's consistent efforts in emerging markets. The group received from the Chinese Ministry of Railways an order for 40 high-speed trainsets, valued at approximately $596 million, the largest single order for rail passenger cars placed at one time in Chinese rail history. In India, Bombardier was one of the first private companies chosen to build complete rail vehicles, with an order from Delhi Metro Rail Corporation Ltd. for 340 *MOVIA* metro cars, valued at approximately $590 million. In the phase II expansion of Delhi Metro, these vehicles will transport four million passengers daily, alleviating heavy traffic congestion and pollution.

In Russia, another important emerging market, Bombardier established new joint ventures in engineering and production of propulsion technology with Transmashholding, the country's leading manufacturer of rail technology.

During the fourth quarter, Bombardier Transportation received an order to supply 40 *TRAXX* locomotives to Angel Trains for a value of approximately $260 million. This adds to a previous order for 60 *TRAXX* locomotives, bringing the total order to approximately $548 million. The group further received the largest ever commuter rail car order in Québec for 160 multilevel commuter rail cars from Agence métropolitaine de transport for a value of approximately $381 million.

Bombardier Transportation reaffirms its goal to improve its EBIT margin to 6% by fiscal 2010.

Financial highlights

(unaudited, in millions of U.S. dollars, except per share amounts, which are shown in dollars)

						Fourth quarters ended January 31
			2008			2007
	BA	BT	Total	BA	BT	Total
Revenues	$ 2,893	$ 2,377	$ 5,270	$ 2,589	$ 1,829	$ 4,418
EBITDA	$ 295	$ 137	$ 432	$ 253	$ 119	$ 372
Amortization	99	28	127	95	33	128
EBIT	$ 196	$ 109	305	$ 158	$ 86	244
Financing income			(69)			(48)
Financing expense			161			118
EBT			213			174
Income tax expense (recovery)			(5)			62
Net income			$ 218			$ 112
Basic and diluted earnings per share						
Net income			$ 0.12			$ 0.06
Segmented free cash flow	$ 554	$ 525	$ 1,079	$ 771	$ 443	$ 1,214
Income taxes and net financing expense			(155)			(94)
Free cash flow			$ 924			$ 1,120

						Fiscal years ended January 31
			2008			2007
	BA	BT	Total	BA	BT	Total
Revenues	$ 9,713	$ 7,793	$ 17,506	$ 8,296	$ 6,586	$ 14,882
EBITDA from continuing operations before special items	$ 966	$ 448	$ 1,414	$ 731	$ 364	$ 1,095
Amortization	403	109	512	409	109	518
EBIT from continuing operations before special items	$ 563	$ 339	902	$ 322	$ 255	577
Financing income			(225)			(157)
Financing expense			526			375
EBT from continuing operations before special items			601			359
Special items			162			24
EBT from continuing operations			439			335
Income tax expense			122			92
Income from continuing operations			317			243
Income from discontinued operations, net of tax			-			25
Net income			$ 317			$ 268
Basic earnings per share						
From continuing operations before special items			$ 0.26			$ 0.14
From continuing operations			$ 0.17			$ 0.12
Net income			$ 0.17			$ 0.14
Diluted earnings per share						
From continuing operations before special items			$ 0.26			$ 0.14
From continuing operations			$ 0.16			$ 0.12
Net income			$ 0.16			$ 0.14
Segmented free cash flow	$ 1,676	$ 688	$ 2,364	$ 814	$ 95	$ 909
Income taxes and net financing expense			(401)			(299)
Free cash flow			$ 1,963			$ 610

BA: Aerospace; BT: Transportation

FINANCIAL RESULTS FOR THE FOURTH QUARTER AND THE YEAR ENDED JANUARY 31, 2008

ANALYSIS OF RESULTS

Consolidated results

Consolidated revenues totalled $5.3 billion for the fourth quarter ended January 31, 2008, compared to $4.4 billion for the same period last year. For the year ended January 31, 2008, consolidated revenues reached $17.5 billion compared to $14.9 billion for the same period last year.

For the fourth quarter ended January 31, 2008, EBIT amounted to $305 million, or 5.8% of revenues, compared to $244 million, or 5.5%, for the same period the previous year. For the year ended January 31, 2008, EBIT from continuing operations before special items reached $902 million, or 5.2% of revenues, compared to $577 million, or 3.9%, for the same period the previous year.

Net financing expense amounted to $92 million for the fourth quarter of fiscal year 2008, compared to $70 million for the corresponding period of last year. The $22-million increase is mainly due to net losses on certain financial instruments and costs in relation to early repayment of $1 billion of long-term debt. For the year ended January 31, 2008, net financing expense reached $301 million, compared to $218 million for the same period last year. The $83-million increase is mainly due to higher interest expense on long-term debt and net losses on certain financial instruments; partially offset by higher interest income on invested collateral and higher interest income on cash and cash equivalents.

The special item for the year ended January 31, 2008 relates to Bombardier Transportation's write-off of the carrying value of its investment in Metronet. For fiscal year 2007, it relates to the restructuring plan initiated in fiscal year 2005 to reduce the cost structure in Bombardier Transportation.

The effective income tax rate was a recovery of 2.3% for the fourth quarter of fiscal year 2008 compared to a charge of 35.6% for last fiscal year. For fiscal year 2008, the effective rate was 27.8% compared to 27.5% last fiscal year.

As a result, net income amounted to $218 million, or $0.12 per share, for the fourth quarter of fiscal year 2008, compared to $112 million, or $0.06 per share, for the same period the previous year. For the year ended January 31, 2008, net income was $317 million, or $0.16 per share, compared to $268 million, or $0.14 per share, for the previous year.

For the three-month period ended January 31, 2008, free cash flow amounted to $924 million, after a discretionary payment of $260-million to pension funds, compared to $1.1 billion for the corresponding period the previous year. For the year ended January 31, 2008, free cash flow amounted to $2 billion, compared to $610 million last fiscal year, a $1.4-billion increase.

As at January 31, 2008, Bombardier's order backlog stood at a record level of $53.6 billion, compared to $40.7 billion as at January 31, 2007.

Bombardier Aerospace

- **Revenues of $2.9 billion for the fourth quarter; $9.7 billion for fiscal year 2008**
- **EBITDA of $295 million for the fourth quarter; $966 million for fiscal year 2008**
- **EBIT of $196 million, or 6.8% of revenues, for the fourth quarter; $563 million, or 5.8%, for fiscal year 2008**
- **Free cash flow of $554 million for the fourth quarter; $1.7 billion for fiscal year 2008**
- **Record order backlog of $22.7 billion, compared to $13.2 billion as at January 31, 2007**

Bombardier Aerospace's revenues amounted to $2.9 billion for the three-month period ended January 31, 2008, compared to $2.6 billion for the same period the previous year. Revenues amounted to $9.7 billion for the year ended January 31, 2008, compared to $8.3 billion for the previous year. The $304-million and $1.4-billion increases are mainly due to increased manufacturing revenues reflecting increased deliveries and improved selling prices for business aircraft and for regional aircraft.

For the fourth quarter ended January 31, 2008, EBIT amounted to $196 million, or 6.8% of revenues, compared to $158 million, or 6.1%, for the same period the previous year. The 0.7 percentage-point increase is mainly due to improved selling prices for business aircraft and regional aircraft; improved margins on service activities; and better absorption of amortization expense due to higher revenues; partially offset by higher production costs mainly due to escalation in the price of materials and the negative impact of the strenghtening of the Canadian dollar and pound sterling. For the year ended January 31, 2008, EBIT amounted to $563 million, or 5.8% of revenues, compared to $322 million, or 3.9%, for the previous year. The 1.9 percentage-point increase is mainly due to improved selling prices for business aircraft and regional aircraft; improved margins on service activities; lower research and development expenses; net gains on certain financial instruments carried at fair value due to the impact of lower interest rates as well as the impact of a general improvement in the financial condition of regional airlines; and better absorption of amortization expense due to higher revenues. These items were partially offset by higher production costs, mainly due to escalation in the price of materials and the negative impact of the strengthtening of the Canadian dollar and pound sterling versus the U.S. dollar, including a charge of $45 million from changes in the long-term foreign exchange assumption for the Canadian dollar, which led to revisions of cost estimates

for programs under average cost accounting; and lower gains resulting from the revision of cost estimates for programs under average cost accounting.

Free cash flow totalled $554 million for the fourth quarter ended January 31, 2008, after payment of discretionary pension fund contributions totalling $249 million, compared to $771 million for the same period last fiscal year. The $217-million decrease is mainly due to a negative period-over-period variation in net change in non-cash balances related to operations and higher net additions to property, plant and equipment, reflecting investments in the *CRJ1000 NextGen* regional jet program and the purchase of tooling previously under an operating lease related to the *Challenger 300* aircraft program, partially offset by higher profitability. For the year ended January 31, 2008, free cash flow amounted to $1.7 billion, after payment of discretionary pension fund contributions totalling $249 million, compared to $814 million for the previous year. The $862-million increase is mainly due to a positive year-over-year variation in net change in non-cash balances related to operations and higher profitability, partially offset by higher net additions to property, plant and equipment, reflecting the investments in the *CRJ1000 NextGen* regional jet program and the recently launched *Learjet 85* program.

For the quarter ended January 31, 2008, aircraft deliveries totalled 115, compared to 101 for the same period the previous year. The 115 deliveries consisted of 76 business aircraft, 38 regional aircraft and one amphibious aircraft (69, 31 and one aircraft respectively for the corresponding period last fiscal year). During fiscal year 2008, Aerospace delivered 361 aircraft compared to 326 aircraft for fiscal year 2007. Aircraft delivered during fiscal year 2008 consisted of 232 business aircraft, 128 regional aircraft and one amphibious aircraft (212, 112 and two aircraft respectively last fiscal year).

Aerospace received 213 net orders during the quarter ended January 31, 2008, compared to 139 during the corresponding period the previous year. The 213 orders consisted of 154 business aircraft, 51 regional aircraft and eight amphibious aircraft (117, 21 and one aircraft respectively for the corresponding period last fiscal year). During fiscal year 2008, Aerospace received 698 net orders compared to 363 for fiscal year 2007. Net orders during fiscal year 2008 consisted of 452 business aircraft, 238 regional aircraft and eight amphibious aircraft (274, 87 and two aircraft respectively last fiscal year).

Aerospace's firm order backlog reached a record level of $22.7 billion as at January 31, 2008, compared to $13.2 billion as at January 31, 2007. The 72% increase reflects strong order intake in both business and regional aircraft. In business aircraft, both narrow-body and wide-body business aircraft backlogs have increased, and the order backlog for each product family remains strong. In regional aircraft, the decision to introduce the next generation version of the *CRJ700* and *CRJ900* regional jets as well as the launch of the *CRJ1000 NextGen* regional jet have contributed to this increase. There has also been a significant rise in the number of *Q400* aircraft orders demonstrating an increased demand for large turboprops.

Bombardier Transportation

- **Revenues of $2.4 billion for the fourth quarter; $7.8 billion for fiscal year 2008**
- **EBITDA before special items of $137 million for the fourth quarter; $448 million for fiscal year 2008**
- **EBIT before special items of $109 million for the fourth quarter; $339 million for fiscal year 2008**
- **Free cash flow of $688 million for fiscal year 2008, an improvement of $593 million compared to last fiscal year**
- **New order intake totalling $11.3 billion (book-to-bill ratio of 1.5)**
- **Order backlog of $30.9 billion as at January 31, 2008**

Bombardier Transportation's revenues amounted to $2.4 billion for the three-month period ended January 31, 2008, compared to $1.8 billion for the same period last year. The $548-million increase is mainly due to increased activity in the rolling stock division reflecting increased activity in the locomotive segment in Europe, in the regional train segment, mainly in France and Germany, in North America due to the ramping-up of new contracts and in the propulsion & controls segment, mainly in Asia and Europe. The increase also reflects a positive currency impact. For the year ended January 31, 2008, revenues totalled $7.8 billion, compared to $6.6 billion for the previous year. The $1.2-billion increase is mainly due to increased activity in the rolling stock division reflecting increased activity in the regional train segment, mainly in France, Germany and China, in the propulsion & controls segment, mainly in Asia and Europe and in the locomotive segment in Europe, partially offset by lower activity in the North America region, mainly due to the phasing out of a major commuter train contract. The increase also reflects a positive currency impact.

For the fourth quarter ended January 31, 2008, EBIT before special items totalled $109 million, or 4.6% of revenues, compared to $86 million, or 4.7%, for the same quarter the previous year. The 0.1 percentage-point decrease is mainly due to negative adjustments for service contracts, mainly in the U.K.; and a contract adjustment in the North America region, partially offset by the positive impact of procurement initiatives and the quality enhancement program; and better absorption of amortization and research and development expenses due to higher revenues. For the year ended January 31, 2008, EBIT from continuing operations before special items totalled $ 339 million, or 4.4% of revenues, compared to $255 million, or 3.9%, for the previous year. The 0.5 percentage-point increase is mainly due to the positive impact of procurement initiatives and the quality enhancement program; better absorption of amortization expense due to higher revenues; and fiscal year 2007 foreign exchange losses. This increase was partially offset by negative adjustments for service contracts, mainly in the U.K.; a contract adjustment in the North America region; and initial costs for a new platform in relation to the first order received under the Deutsche Bahn (DB) framework agreement for the new *TALENT* 2 trains.

Free cash flow for the quarter ended January 31, 2008 was $525 million, compared to $443 million for the same period last fiscal year. The $82-million improvement is mainly due to a positive period-over-period variation in net change in non-cash balances related to operation and higher EBIT. For the year ended January 31, 2008, free cash flow was $688 million, after payment of discretionary pension fund contributions totalling $135 million, compared to $95 million for the previous year. The $593-million increase is mainly due to a consistently high level of order intake and a book-to-bill ratio of 1.5 and above in each of the last two fiscal years, creating a positive year-over-year variation in net change in non-cash balances related to operations and higher EBIT before special items, partially offset by higher net additions to property, plant and equipment.

The order intake for the fourth quarter ending January 31, 2008 was $3.9 billion compared to $5.4 billion for the same period last fiscal year. The decrease is mainly due to a particularly high level, in the fourth quarter of fiscal year 2007, of order intake in rolling stock. The decrease was partially offset by a higher order intake in services in the fourth quarter of fiscal year 2008 and a positive currency impact. During the year ended January 31, 2008, the order intake reached $11.3 billion, compared to $11.8 billion for the same period last year. The decrease is mainly due to the particularly high level, in fiscal 2007, of order intake in rolling stock, including the major orders from the Société Nationale des Chemins de fer Français to supply high-capacity commuter and regional trains, as well as in services and systems. The decrease was partially offset by a positive currency impact.

Bombardier Transportation's backlog totalled $30.9 billion as at January 31, 2008, compared to $27.5 billion as at January 31, 2007. The increase is due to a higher order intake compared to revenues recorded and to the strengthening of the euro and the pound sterling compared to the U.S. dollar, partially offset by the cancellation of $2.6 billion in the order backlog related to the Metronet contract.

DIVIDENDS ON PREFERRED SHARES

Series 2 Preferred Shares

A monthly dividend of $0.13021 Cdn per share on Series 2 Preferred Shares has been paid on December 15, 2007; of $0.12521 Cdn on January 15, 2008; of $0.12333 Cdn on February 15, 2008; and of $0.11979 Cdn on March 15, 2008.

Series 3 Preferred Shares

A quarterly dividend of $0.32919 Cdn per share on Series 3 Preferred Shares is payable on April 30, 2008 to the shareholders of record at the close of business on April 18, 2008.

Series 4 Preferred Shares

A quarterly dividend of $0.390625 Cdn per share on Series 4 Preferred Shares is payable on April 30, 2008 to the shareholders of record at the close of business on April 18, 2008.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from commercial aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2008, were $17.5 billion, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com

Challenger, Challenger 300, CRJ, CRJ700, CRJ900, CRJ1000, Learjet, Learjet 60 XR, Learjet 85, MOVIA, NextGen, Q400, TALENT 2 and *TRAXX* are trademarks of Bombardier Inc. or its subsidiaries.

For information

Isabelle Rondeau
Director, Communications
+514-861-9481
www.bombardier.com

Shirley Chénier
Senior Director, Investor Relations
+514-861-9481

The Management's Discussion and Analysis and the Consolidated Financial Statements are available at www.bombardier.com.

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require Bombardier Inc. (the "Corporation") to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause the Corporation's actual results in future periods to differ materially from forecasted results. While the Corporation considers its assumptions to be reasonable and appropriate based on current information available, there is a risk that they may not be accurate. For additional information with respect to the assumptions underlying the forward-looking statements made in this press release, please refer to the respective Management's Discussion and Analysis ("MD&A") sections of the Corporation's aerospace segment and the Corporation's transportation segment in the Corporation's annual report for fiscal year 2008.

Certain factors that could cause actual results to differ materially from those anticipated in the forward-looking statements include risks associated with general economic conditions, risks associated with the Corporation's business environment (such as the financial condition of the airline industry), operational risks (such as risks associated with doing business with partners, risks involved in developing new products and services, product performance warranty, casualty claim losses, risks from regulatory and legal proceedings, environmental risks, risks relating to the Corporation's dependence on certain key customers and key suppliers, human resource risks and risks resulting from fixed-term commitments), financing risks (such as risks resulting from reliance on government support, risks relating to financing support provided on behalf of certain customers, risks relating to liquidity and access to capital markets, risks relating to the terms of certain restrictive debt covenants) and market risks (including foreign currency fluctuations, changing interest rate and commodity pricing risk). For more details, see the Risks and Uncertainties section of the MD&A of the Corporation's annual report for fiscal year 2008. Readers are cautioned that the foregoing list of factors that may affect future growth, results and performance is not exhaustive and undue reliance should not be placed on forward-looking statements. The forward-looking statements set forth herein reflect the Corporation's expectations as at the date of this press release and are subject to change after such date. Unless otherwise required by applicable securities laws, the Corporation expressly disclaims any intention, and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CAUTION REGARDING NON-GAAP EARNINGS MEASURES

This press release is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on EBITDA, EBIT, EBT and EPS from continuing operations before special items as well as on Free Cash Flow. These non-GAAP measures are directly derived from the Consolidated Financial Statements, but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently. Management believes that a significant number of the users of its MD&A analyze the Corporation's results based on these performance measures and that this presentation is consistent with industry practice. The special item for the year ended January 31, 2008 relates to Transportation's write-off of the carrying value of its investment in Metronet. The special item for the year ended January 31, 2007 relates to the restructuring plan initiated in fiscal year 2005 to reduce the cost structure in Transportation. Management views these items as potentially distorting the analysis of trends.

END